LFG NEXUS
OPERATING AGREEMENT

This Operating Agreement is entered into by and among the Persons set forth on the signature pages hereof and any Person who hereafter becomes a party hereto pursuant to the provisions hereof, and is made effective as of the date set forth on the cover page of this Operating Agreement.

RECITALS

WHEREAS, the parties hereto desire to enter into the foregoing Operating Agreement.

IN CONSIDERATION of the above recitals and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree to enter into this Operating Agreement.

ARTICLE I
DEFINITIONS

The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein):

1.1 Additional Member shall mean any Person or Entity who or which is admitted to the Company as an Additional Member pursuant to Article XI of this Operating Agreement.

1.2 Affiliate shall mean with respect to any person or entity, any other person or entity that (a) is controlled by such person or entity, (b) controls such person or entity or (c) is under common control with such person or entity. For purposes hereof, any person who serves as an executive officer or director (or in a similar capacity) for an entity, or who beneficially owns more than 10% of the outstanding voting securities of an entity, shall be presumed to control such entity.

1.3 Bankruptcy means, with respect to any Person, a Voluntary Bankruptcy or an Involuntary Bankruptcy. A Voluntary Bankruptcy means, with respect to any Person, the inability of such Person generally to pay its debts as such debts become due, or an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors; the filing of any petition or answer by such Person seeking to adjudicate it, a bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Person or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian, or other similar official for such Person or for any substantial part of its property; or corporate action taken by such Person to authorize any of the actions set forth above. An Involuntary Bankruptcy means, with respect to any Person, without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or other similar relief under any present or future bankruptcy, insolvency or similar statute, law, or regulation, or the filing of any such petition against such Person which petition shall not be dismissed within ninety (90) days, or, without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver, or liquidator of such Person or of all or any substantial part of the property of such Person which order shall not be dismissed within sixty (60) days.

1.4 Managers shall mean all of the Persons elected or appointed to act on behalf of the

Managing Manager under Article V in this Operating Agreement.

1.5 Capital Account as of any given date shall mean the Capital Contribution to the Company by a Member as adjusted up to the date in question pursuant to this Operating Agreement.

1.6 Capital Contribution means, with respect to any Member executing this Operating Agreement, the capital contribution such Member actually makes pursuant to Article VIII of this Operating Agreement.

1.7 Code shall mean the Internal Revenue Code of 1986, as amended from time to time.

1.8 Company shall refer to LFG Nexus, LLC. A Georgia limited Liability Company.

1.9 Deficit Capital Account shall mean with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the taxable year, after giving effect to the following adjustments:

(i) credit to such Capital Account of any amount which such Member is obligated to restore under Section 1.704-1(b)(2)(ii)(c) of the Regulations, as well as any addition thereto pursuant to the next to last sentence of Sections 1.704-2(g)(1) and (i)(5) of the Regulations, after taking into account thereunder any changes during such year in partnership minimum gain (as determined in accordance with Section 1.704-2(d) of the Regulations) and in the minimum gain attributable to any partner no recourse debt (as determined under Section 1.704-2(i)(3) of the Regulations); and

(ii) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

This definition of Deficit Capital Account is intended to comply with the provision of Regulations Section 1.704-1(b)(2)(ii)(d) and 1.704-2, and will be interpreted consistently with those provisions.

1.10 Dissolution means (1) in the case of a Member who is acting as a Member by virtue of being a trustee of a trust, the termination of the trust (but not merely the substitution of a new trustee); (2) in the case of a Member that is a partnership, the dissolution and commencement of winding up of the partnership; (3) in the case of a Member that is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter; (4) in the case of a limited liability company, the filing of articles of dissolution or its equivalent, for the limited liability company, or the involuntary dissolution by a non-appealable order of a court having jurisdiction to order the dissolution of the company; or (5) in the case of an estate, the distribution by the fiduciary of all of the estate's Interests.

1.11 Distributable Cash shall mean all cash, revenues and funds received by the Company from Company operations, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred incident to the normal operation of the Company's business; and (iii) such cash reserves as the Managers deems necessary or appropriate in its sole discretion for the proper operation of the Company's business.

1.12 Economic Interest shall mean a Member's or Economic Interest Owner's share of one or more of the Company's Net Profits, Net Losses and distributions of the Company's assets pursuant to this Operating Agreement and the Georgia Act, but shall not include any right to participate in the management or affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision of the Members or the Managers.

1.13 Economic Interest Owner shall mean the owner of an Economic Interest who is not a Member.

1.14 Entity (ies) shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association.

1.15 Fiscal Year shall mean the Company's fiscal year, which shall be the calendar year.

1.16 Full-Time Practice of Medicine shall mean the devotion of at least thirty (30) hours per week, on average, for at least forty (40) weeks per year to the practice of medicine (including participation in continuing medical education).

1.17 Gifting Member shall mean any Member or Economic Interest Owner who gifts, bequeaths or otherwise transfers for no consideration (by operation of law or otherwise, except with respect to bankruptcy) all or any part of its Interests or Economic Interest.

1.18 Gross Asset Value means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Managers, provided that, if the contributing Member is a Manager, the determination of the fair market value of any other contributed asset shall require the consent of the other Members owning a majority of the outstanding Interests (determined without regard to the Interests of such contributing Member);

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers as of the following times: (a) the acquisition of an additional interest by any new or existing Member in exchange for more than a de minims contribution of property (including money); (b) the distribution by the Company to a Member of more than a de minims amount of property as consideration for a Interest or Economic Interest; and (c) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (a) and (b) above shall be made only if the Managers reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Managers, provided that, if the distributee is a Manager, the determination of the fair market value of the distributed asset shall require the consent of the other Members owning a majority of the Interests (determined without regard to the Interests of the distributee Member); and

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Section 8.3 and subparagraph (iv) under the definition of Net Profits and Net Losses; provided, however, that Gross Asset Values shall not be adjusted pursuant to this definition to the extent the Managers determines that an adjustment pursuant to subparagraph (ii) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (i), (ii) or (iv) of this definition, then such Gross Asset Value shall thereafter be adjusted by the depreciation (as defined by the Code) taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

1.19 Initial Capital Contribution shall mean the initial contribution to the capital of the Company pursuant to this Operating Agreement as set forth on Exhibit A hereto.

1.20 Interest(s), unless otherwise identified, shall include both Class A and B Interests,

and represent the amount of a Member's interest in the Company, as set forth on Exhibit B. Interests represent the personal property ownership right of a Member, entitling such Member to, among other things, voting rights, an allocation of the Company's income, gains, losses, deductions and credits (for both book and tax purposes) and a share of distributions made by the Company, as determined in accordance with this Operating Agreement. The Company will issue Class A Interests to prospective qualified investors as set forth in the Private Placement Memorandum. Class B Interests, which will equal 50% of the equity in the Company, has been issued to Adam Gerstin. Each Interest (A or B) shall be entitled to one vote. The Company is authorized to issues Interests to Members as follows:

(i) Class A-50

() Class B-50% of the Company's equity

1.21 Majority Interest shall mean a majority of the Interests held by all Members. (See below, for definition of Super-majority Consent)

1.22 Managing Manager shall mean a Person or Persons, including entities, elected or appointed as the Managing Manager under Article V in this Operating Agreement. References to a Managing Manager in the singular or as him, her, it, itself, or other like references shall also, where the context so requires, be deemed to include the plural or the masculine or feminine reference, as the case may be. The Managing Manager shall be Adam Gerstin. and owns the Class A Interest. The Managing Manager needs not own Interest(s) nor be a Member of the Company.

1.23 Member shall mean the parties who execute a counterpart of this Operating Agreement as a Member and each of the parties who may hereafter become Additional or Substituted Members. Members collectively shall include Class A Members and a Class B Members. To the extent a Managing Manager has acquired Class A or Class B Interests in the Company, the Managing Manager will have all the rights of a Member with respect to such Interests as set forth below in this Agreement, and the term Member as used herein shall include a Managing Manager to the extent the Managing Manager has purchased such Interests in the Company.

1.24 Member Nonrecourse Debt has the meaning set forth in Regulations Section 1.704-2 (b) (4).

1.25 Member Nonrecourse Debt Minimum Gain has the meaning set forth in Regulations Section 1.704-2(i)(2).

1.26 Member Nonrecourse Deductions has the meaning set forth in Regulations Section 1.704-2 (i) (2).

1.27 Minimum Gain has the meaning set forth in Regulations Section 1.704-2 (b) (2).

1.28 Net Profits and Net Losses shall mean for each taxable year of the Company in an amount equal to the Company's net taxable income or loss for such year as determined for federal income tax purposes (including separately stated items) in accordance with the accounting method and rules used by the Company and in accordance with Section 703 of the Code with the following adjustments:

(i) Any items of income, gain, loss and deduction allocated to Members pursuant to Section 9.01 shall not be taken into account in computing Net Profits or Net Losses of this Operating Agreement;

(ii) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits and Net Losses (pursuant to this definition) shall be added to such taxable income or loss;

(iii) Any expenditure of the Company described in Section 705(a)(2)(B) of

the Code and not otherwise taken into account in computing Net Profits and Net Losses (pursuant to this definition) shall be subtracted from such taxable income or loss;

(iv) In the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (ii) or (iii) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits and Net Losses;

(v) Gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed with reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(vi) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account depreciation for such fiscal year; and

(vii) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Interest or Economic Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses.

1.29 Operating Agreement shall mean this Operating Agreement, and as may be amended from time to time.

1.30 Percentage Interest(s) for any Class A Member shall be the number of Interests held by such Member divided by the number of Interests held by all Class A Members taking into consideration that the Class Members will own 50% of the equity of the Company, as set forth on Exhibit B hereto, as amended. Class B Member shall mean 50% of the equity of the Company

1.31 Person(s) shall mean any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so admits.

1.32 Regulations shall mean the temporary and final income tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

1.33 Selling Member shall have the meaning set forth in Section 10.03(d).

1.34 Substituted Member shall mean any Person or Entity who or which is admitted to the Company with all the rights of a Member who has died or has assigned their Interests in the Company in compliance with the Article X of this Operating Agreement.

1.35 Super-majority Consent shall mean a sufficient number of Interests to be at least fifty-percent (50%) of all of the Interests held by all Members, and the concurrence or consent of the Managing Manager. All matters presented to the Members for vote shall require a super-majority. Each Class A Interest shall be entitled to one vote. Class B Member shall be entitled to 50% of the vote.

ARTICLE II
FORMATION OF COMPANY

2.01 **Formation.**

On March 1st 2021, the Company filed Articles of Organization with the Secretary of State of the State of Georgia for the purpose of organizing a Georgia limited liability company.

2.2 **Name.**

The name of the Company is **LFG Nexus, LLC**. The name of the Company shall be subject to change by the Managing Managers of the Company.

2.3 **Principal Place of Business.**

The address of the principal place of business of the Company is located in Canton Ga or such other place or address as the Managing Managers shall from time to time determine.

2.4 **Registered Office and Registered Agent.**

The name and office of the initial registered agent of the Company in the State of Georgia is Adam Gerstin's home. The Managing Managers may change the registered agent at any time.

2.5 **Term.**

The term of the Company commenced on the date that the Articles of Organization were filed in the office of the Secretary of State of the State of Georgia and shall continue perpetually until the Company is dissolved in accordance with the provisions of this Operating Agreement.

2.6 **Continuation of Company.**

The Members hereby agree that the Company shall be organized, administered, operated and terminated in accordance with the provisions of this Operating Agreement and Georgia law. The Members hereby further agree that the rights, duties, liabilities and obligations of the Members shall be governed by the provisions of this Operating Agreement and the Georgia law.

2.7 **Qualification in Other Jurisdictions.**

Promptly upon receipt of any relevant information, the Managing Managers shall cause the Company to be qualified, formed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company conducts business and in which such qualification; formation or registration is required by law or deemed advisable by the Managing Managers. The Managing Managers shall execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to do business.

ARTICLE III
PERMITTED BUSINESSES OF COMPANY

The Company is organized to engage in and to do any lawful act concerning any and all lawful business for which a limited liability company may be organized under the laws of the State of Georgia including, but not limited to, the establishment of a mobile liposuction company. Notwithstanding the foregoing or any other provision hereof, the Company shall not engage in any activity that could result in the application of the anti-self-referral provisions of the Stark Legislation (42 U.S.C. Section 1 395nn) or Social Security Act′ s anti-kickback statute (42 U.S.C. Section 1320a-7b(b)), or comparable Georgia legislation.

ARTICLE IV
NAMES AND ADDRESSES OF MEMBERS

4.1 **List of Members.**

The names and addresses of the Members are set forth on Exhibit A to this Operating Agreement. The Company may treat the Person in whose name any Interest shall be registered on the books and records of the Company as a Member and the sole holder of such Interest for all purposes whatsoever and, accordingly, shall not be bound to recognize any equitable or other claims to or interest in such Interest on the part of any other Person, whether or not the Company shall have actual or other notice thereof.

4.2 **New Members.**

There shall be no new Members except as provided in Articles X or XI of this Operating Agreement.

ARTICLE V
RIGHTS AND DUTIES OF THE MANAGING MANAGER

5.1 **Management.**

The business and affairs of the Company shall be managed by its Managing Manager. The Managing Manager shall direct, manage and control the business of the Company to the best of its ability and, except for situations in which approval of the Members is required by non-waivable provisions of the Georgia law, or otherwise required by this Operating Agreement, shall have full and complete power, authority and discretion to make any and all decisions and to do any and all things which the Managing Managers shall deem to be reasonably required in light of the Company′ s business and objectives. Subject to Section 5.15, at any time when there is more than one Managing Manager on the Managing Managers, the affirmative vote or approval of not less than a majority of the Managing Managers composing the Managing Managers shall be required to take any action permitted to be taken by the Managing Managers, and no one Managing Manager may

take any action permitted to be taken by the Managing Managers unless the affirmative vote or approval of not less than a majority of the Managing Managers composing the Managing Managers to such action has been obtained; provided, however, that the Managing Managers may delegate duties deemed appropriate by it to any one or more Managing Managers, including, but not limited to the powers set forth in Section 5.03.

5.2 **Number, Tenure and Qualifications**.

(a) The Company shall be managed by one Managing Managers. The Managing Manager shall be Adam Gerstin, and shall continue in such position until removal, replacement or resignation as provided for or permitted herein. Each Managing Manager shall hold office until it resigns or until a successor shall have been elected and qualified. Managing Managers need not be residents of or entities doing business in the State of Georgia, nor own Interest in the Company. Managing Managers shall be elected at a meeting called for that purpose, as follows:

(i) by a super-majority consent provided Adam Gerstin. is the Managing Manager at the time of the meeting called for that purpose.

(ii) At the time after which Adam Gerstin ceases to act as the Managing Manager of the Company, the Managing Manager shall be elected by a plurality of the votes cast by the Members in accordance with Article VII of this Operating Agreement.

5.3 **Certain Powers of the Managing Managers.**

Without limiting the generality of Section 5.01, the Managing Managers shall have the power and authority, on behalf of the Company:

(a) To acquire property from any Person or Entity as the Managing Manager may determine. The fact that a Member is directly or indirectly affiliated or connected with any such Person or Entity shall not prohibit the Managing Managers from dealing with that Person or Entity;

(b) To borrow money on behalf of the Company from banks, other lending institutions or other Entities, the Members, or affiliates of the Members on such terms as the Managing Managers deems appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums. Except as otherwise provided in the Georgia Act, no debt shall be contracted or liability incurred by or on behalf of the Company except by the Company's Managing Manager;

(c) To purchase liability and other insurance to protect the Company's property and business and property leased by the Company;

(d) To acquire, hold and own real and/or personal properties of the Company, in the name of the Company;

(e) To invest any Company funds temporarily (by way of example, but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments;

(f) Upon the super-majority consent in accordance with Sections 1.37 and 6.03 of this Operating Agreement, to sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or a series of related transactions;

(g) To execute on behalf of the Company (with full power of substitution to expressly appoint other Persons to execute on behalf of the Company) all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable

instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments; bills of sale; leases; partnership agreements; and any other instruments or documents necessary, in the opinion of the Managing Managers, to further the business of the Company;

(h) To employ accountants, legal counsel, managing agents or other experts to perform services for the Company (including, without limitation, engineers, scientists and others to develop devices, products and processes for the Company) and to compensate them from Company funds;

(i) To enter into any and all other agreements on behalf of the Company, with any other Person or Entity for any purpose, in such forms as the Managing Manager may approve; and

(j) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized to do so by this Operating Agreement or by the Managing Manager of the Company, no Member, agent, or employee of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniary for any purpose. However, a Person may act for the Company pursuant to a power of attorney duly approved and executed by the Managing Manager.

5.4 **Liability for Certain Acts.**

Each Managing Manager, and the Managing Manager as a whole, shall exercise its business judgment in managing the business, operations and affairs of the Company. Unless fraud, deceit, or willful misconduct shall be determined by a final judicial decision from which there is no appeal, no Managing Manager shall be liable or obligated to the Members for any mistake of fact or judgment or for the doing of any act or the failure to do any act by the Managing Manager in conducting the business, operations and affairs of the Company, which may cause or result in any loss or damage to the Company or its Members. A Managing Manager does not, in any way, guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations of the Company. No Managing Manager shall be responsible to any Members because of a loss of their investments or a loss in operations, unless the loss shall have been the result of fraud, deceit or willful misconduct by such Managing Manager proved as set forth in this Section 5.04. A Managing Manager shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture.

5.5 **Managing Manager and Members Have No Exclusive Duty to Company.**

A Managing Manager shall not be required to manage the Company as its sole and exclusive occupation and it and any Member may have other business interests and may engage in other investments, occupations and activities in addition to those relating to the Company, including, but not limited to activities that may be competitive with the Company. Neither the Company nor any Member shall have any right, by virtue of this Operating Agreement, to share or participate in such other investments or activities of the Managing Manager or any Member or to the income or proceeds derived there from. Notwithstanding the above, a Managing Manager or Member may agree otherwise by agreement with the Company.

5.6 **Bank Accounts**.

The Managing Manager may from time-to-time open bank accounts in the name of the Company, and the Managing Manager shall have the authority, without need of any further action by the Members to appoint the persons who shall be authorized to sign checks, drafts, and withdrawals against such bank account or accounts and to endorse items for deposit to such bank account or accounts, all without necessity of obtaining any further consent or authority. Any banking or savings and loan institution may rely upon the authority given to the Managing Manager herein without necessity of any further verification and without need of any additional resolution or other writing.

5.7 **Indemnity of the Managing Manager and Other Agents.**

The Company hereby agrees to indemnify and defend the Managing Manager and each Managing Manager and its officers, directors, employees and agents (individually, a Managing Manager Indemnitee and collectively, the Managing Manager Indemnitees), against and hold each Managing Manager Indemnitee harmless from any losses, judgments, settlements, fines, liabilities and expenses (including reasonable attorneys′ fees) incurred by the Managing Manager Indemnitee by reason of any act or omission (except in the event of fraud, deceit or willful misconduct as determined by a final judicial decision from which there is no appeal) performed or omitted in good faith on behalf of the Company and in a manner reasonably believed by the Managing Manager Indemnitee to be within the scope of the authority of the Managing Manager Indemnitee. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Managing Manager Indemnitee′s action or omission was not in good faith and in a manner reasonably believed by the Managing Manager Indemnitee to be within the scope of the authority of the Managing Manager Indemnitee. The right to indemnification conferred by this Section 5.07 shall include the right to be paid or reimbursed by the Company for the expenses incurred in advance of the final disposition of a proceeding and without any determination as to the Managing Manager Indemnitee′s ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of a written undertaking, by or on behalf of such Managing Manager Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such Managing Manager Indemnitee is not entitled to be indemnified under this Section 5.07 or otherwise. The Company may also indemnify its employees and other agents who are not Managing Manager Indemnitees to the fullest extent permitted by law.

5.8 **Resignation.**

Any Managing Manager of the Company may resign at any time by giving written notice to the Members of the Company. The resignation of any Managing Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Managing Manager who is also a Member shall not affect the Managing Manager′s rights as a Member and shall not cause the Member to cease being a Member of the Company.

5.9 **Removal.**

At a meeting called expressly for that purpose, all or any lesser number of Managing Manager(s) may be removed at any time **without cause**, by the super-majority consent in the instance where Adam Gerstin. is the Managing Manager; and in all other cases upon a majority of the Interests held by Members. At a meeting called expressly for that purpose, all or any lesser number of Managing Manager(s) may be removed at any time **with cause** upon a majority of the Interests held by Members. Cause is defined and limited to instances where the Managing Manger has:

() been convicted of a felony; or

() filed for bankruptcy protection; or

() is found liable for embezzlement or fraud in connection with is duties for the Company.

The removal of a Managing Manager shall not affect the Managing Manager′s rights as a Member and shall not cause the Member to cease being a Member of the Company.

5.10 **Vacancies.**

Any vacancy occurring for any reason in the number of Managing Managers of the Company may be filled by super-majority consent. Any Managing Manager′s position to be filled by reason of an increase in the number of Managing Managers shall be filled by an election at an annual meeting or at a special meeting of Members called for that purpose or by the Members′ written consent without necessity of a meeting, in accordance with the provisions of Section 5.02. A Managing Manager elected to fill a vacancy shall be elected for the unexpired term of its predecessor in office and shall hold office until the expiration of such term and until its successor shall be elected and qualified or until its earlier death, resignation, Dissolution or removal. A Managing Manager chosen to fill a position resulting from an increase in the number of Managing Manager on the Managing Manager shall hold office until the next annual meeting of Members and until its successor shall be elected and shall qualify, or until its earlier death, resignation, Dissolution or removal.

5.11 **Delegation of Authority; Officers.**

The Managing Manager shall have the power to delegate authority to such officers, employees, agents and representatives of the Company as the Managing Manager may from time to time deem appropriate. Any delegation of authority to take any action must be approved in the same manner as would be required for the Managing Manager to approve such action directly. The salaries of all officers and agents of the Company shall be fixed by the Managing Manager.

5.12 **Limitations on the Authority of the Managing Manager.**

Notwithstanding the foregoing, the Managing Manager will have no authority to: (i) do anything in contravention of the Operating Agreement; (ii) except as otherwise provided, do any act which would make it impossible to carry out the proposed activities of the Company; (iii) admit a person as a Member, except as provided in the Operating Agreement; (iv) dissolve or merge the Company, or sell substantially all of its assets, without the prior super-majority consent of Members owning a Interests; (v) commingle the Company's funds with those of any other person, except with respect to joint ventures or other joint investments permitted by the Operating Agreement; or (vi) knowingly perform any act that would subject any Member to personal liability.

5.13 **Reimbursement of Organization and Offering Expenses.**

The Company shall reimburse Adam Gerstin for all expenses incurred by LFG Nexus LLC in connection with the formation of the Company and with the Initial Offering of Interests described in Section 6.06 hereof (including, without limitation, expenses of preparing business plans, financial plans, site plans or facility plans, obtaining governmental approvals and drafting the Company′s organizational and offering documents). Adam Gerstin shall submit invoices for such expenses to the Secretary/Treasurer of the Company after completion of the Initial Offering of Interests, which invoices will be subject to the approval by the Managing Manager before being paid. All Members shall be responsible for their own expenses relating to such Members′ acquisition of Interests and participation in the Company.

ARTICLE VI
RIGHTS AND OBLIGATIONS OF MEMBERS

6.1 **Limitation of Liability.**

Except as required under the Georgia law or any other provision of this Operating Agreement, no Member shall have any obligation to restore any portion of any Capital Account deficit or to contribute to the capital of the Company; nor shall any Member have any personal liability for debts or other obligations of the Company, including without limitation obligations for federal and state income taxes.

6.2 **List of Members.**

Upon written request of any Member, the Managing Manager shall provide a list showing the names, addresses and Interests of all Members in the Company.

6.3 **Approval of Members.**

By super-majority consent, the Members shall have the right to approve the following acts:

(a) the sale, exchange or other disposition of all, or substantially all, of the Company′s assets in one transaction or a series of related transactions;

(b) any merger into or with consolidation with any other entity (A) in which the Interests will be exchanged for a security with different rights, preferences or privileges or (B) pursuant to which the holders of the Interests will own less than fifty percent (50.0%) of the voting securities of the surviving entity;

(c) the entering into or undertaking material business activities not related to the ownership and operation of the Route and Equipment;

(d) amending this Operating Agreement or Articles of Organization; and

(e) the dissolution of the Company.

6.4 **Interest on and Return of Capital Contributions.**

No Member shall have a right to receive interest upon such Member′s Capital Contributions or to the return or repayment of their Capital Contribution, except as otherwise specifically provided for in this Operating Agreement.

6.5 **Termination of Membership Rights.**

A Member shall cease to be a Member upon the Bankruptcy, Dissolution, withdrawal, resignation or expulsion of such Member.

6.6 **Initial Offering of Interests.**

(a) In order to provide for the initial capitalization of the Company, the Company will offer Class A Interests to prospective Members pursuant to a Private Offering Memorandum, in a manner which is exempt from the registration requirements of federal and state securities laws (the Initial Offering). The terms and conditions of the Initial Offering will be determined by the Managing Manager. Each Member must be either:

(i) a Physician Member, that is a natural person who is a resident of the State of Georgia on the date of admission as a Member and who is and remains (A) duly licensed to practice medicine in the State of Georgia (B) is engaged in the Full-Time Practice of Medicine and (C) will be in a position to perform medical services on a regular basis for his/her patients, or

(ii) a Physician Entity, that is a professional corporations, partnerships, limited liability companies or other entities which are 100% owned by natural persons meeting the criteria as a Physician Member. A Physician Member must acquire at least two (2) Class A Interests. The maximum number of Class A Interests that will be issued in the Offering to an individual Physician Member is ten (10), unless the Managing Manager approves a greater or lesser number. The maximum number of Interests that will be issued in the Offering to a Physician Group is the number of physicians in the group multiplied by ten (10), unless a greater or lesser number is approved by the Managing Manager.

(b) Assuming that all of the authorized Class A Interests are not sold in the Initial Offering, the Company may issue the additional Class A Interests after the completion of the Initial Offering at such times and for such purposes as the Managing Manager shall determine. If the additional Interests are to be issued to new Members, then such issuance shall be subject to the conditions for the admission of new Members set forth in Section (c) below. There shall be no preemptive rights associated with these Authorized but un-issued Interests.

(c) After the final closing of the Initial Offering of Interests, new Members may be admitted to the Company from time to time at the discretion of the Managing Manager and without the consent of any existing Members. Any new Member shall, as a condition to admission as such, (i) meet all the requirements of a Physician Member set forth in this Section 11, (ii) execute a counterpart to this Operating Agreement and such other documents as the Managing Manager may require.

ARTICLE VII
MEETINGS OF MEMBERS

7.1 **Annual Meeting.**

Unless otherwise determined by the Managing Manager, the Company will not hold annual meetings.

7.2 **Special Meetings.**

Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Managing Manager or by super-majority consent.

7.3 **Place of Meetings.**

The Managing Manager or the person authorized to call and who is calling the

meeting may designate any place either within or outside the State of Georgia as the place of meeting for any meeting of the Members. If no designation is made, or if a special meeting were otherwise called, the place of meeting shall be held at the location where the Company's principal operations are conducted in Georgia.

7.4 **Notice of Meetings.**

Except as provided in Section 7.05, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) , nor more than fifty (50) calendar days before the date of the meeting, either personally or by mail, by or at the direction of the Managing Manager or person authorized to call and who is calling the meeting, to each Member entitled to vote at such meeting. Such notice shall be given as provided in Section 13.01 of this Operating Agreement. If three successive letters mailed to the last known address of any Member are returned as undeliverable, no further notices to such Member shall be necessary until another address for such Member is made known to the Company.

7.5 **Meeting of all Members**.

If all of the Members shall meet at any time and place, either within or outside of the State of Georgia, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting all actions taken shall be deemed lawful and binding.

7.6 **Record Date.**

For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, dividend, return of Capital Contribution, split of Interests or to suffer any burden imposed against a Member, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed, or the date on which the resolution declaring such payment is adopted, or the date on which the facts creating the burden occur, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof. The determination of any and all such dates shall be determined by the Managing Manager and such determination shall be conclusive and binding.

7.7 **Quorum**.

Members holding at least a Majority Interest in the Company entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a Majority of the Interests so represented may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. However, if the adjournment is for more than 60 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting.

7.8 **<u>Business at Adjourned Meeting</u>**.

At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Interests whose absence would cause less than a quorum.

7.9 **<u>Manner of Acting</u>.**

If a quorum is present, the affirmative vote of Members holding a Majority Interest present at the meeting and entitled to vote on the subject matter, with the concurrence of the Managing Manager, shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Georgia law, by the Articles of Organization, or by this Operating Agreement.

7.10 **<u>Division of Ownership</u>**.

In the event that a single Member consists of two or more persons holding title thereto, including, without limitation, in the form of a joint tenancy, a tenancy in common, a tenancy by the entirety, a joint venture, a partnership or similar manner of joint ownership, such persons shall not be entitled to split their vote, but shall, for all purposes in voting matters, be considered one and the same. If such persons cannot agree among themselves as to the manner in which to cast a particular vote, they shall be excluded from voting thereon.

7.11 **<u>Proxies</u>.**

At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Managing Manager of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy. The Managing Manager may, it its discretion, solicit proxies from the Members for meetings called by the Managing Manager.

7.12 **<u>Action by Members Without a Meeting</u>.**

(a) Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents consenting to the Members taking or authorizing such action without a meeting and describing the action taken, signed by Members entitled to vote and holding a Majority Interest , with the concurrence of the Managing Manager, and delivered to the Managing Manager of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when all Members entitled to vote have signed the consent, unless the consent specifies a different effective date.

(b) The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

7.13 **<u>Waiver of Notice</u>**.

When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

7.14 **Telecommunications Attendance at Meetings**.

At any meeting of the Members, a Member, or more than one Member, may participate in such meeting to the same extent and with the same force and effect as if physically present at such meeting, so long as such Member who is not physically present is, nevertheless, capable of clearly being heard by every other Member participating in the Meeting and so long as such Member is capable of clearly hearing each and every other Member participating in the Meeting. By way of illustration, and not by means of limitation, a Member or Members may participate in a meeting through use of telephone conferencing or conference telecommunications of another nature so long as all Members can hear all other Members.

ARTICLE VIII
CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

8.1 **Capital Contributions**.

Each Member shall contribute such amount as is set forth in Exhibit A as a capital contribution to the Company, which shall be credited to the Capital Accounts of the Members, in consideration for the number of Interests set forth opposite such Member's name on Exhibit A. Members shall not be required to contribute additional capital to the Company.

8.2 **Capital Accounts.**

A separate Capital Account will be maintained for each Member, on a Interest basis. The initial balances of the Capital Accounts shall be determined as described in Section 8.01. Thereafter, the Capital Accounts shall be subject to changes and adjustments as follows:

(a) Each Member's Capital Account, on a Interest basis, will be increased by (1) the amount of money contributed by such Member to the Company; (2) the fair market value of property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); (3) allocations to such Member of the Company's income and gain; and (4) allocations to such Member of income described in Section 705(a)(1)(B) of the Code.

(b) Each Member's Capital Account will be decreased, on a Interest basis, by (1) the amount of money distributed to such Member by the Company; (2) the fair market value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code); (3) allocations to such Member of expenditures described in Section 705(a)(2)(B) of the Code; and (4) allocations to the account of such Member of loss and deduction of the Company as set forth in such Regulations, taking into account adjustments to reflect book value.

(c) In the event of a permitted sale or exchange of a Member's Interests in the Company, or a portion thereof, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Interests. If the transfer is of a portion of the Member's Interest(s), the percentage that such transferred portion represents to all Interests held by the transferor (immediately before such transfer occurred) shall be the same percentage of the Capital Account transferred to the transferee.

(d) The manner in which Capital Accounts are to be maintained pursuant to this Section 8.02 is intended to comply with the requirements of Code Section 704(b) and the Regulations promulgated thereunder. If in the opinion of the Company's accountants

or legal counsel the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Section 8.02 should be modified in order to comply with Code Section 704(b) and the Regulations thereunder, then notwithstanding anything to the contrary contained in the preceding provisions of this Section 8.02, the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

(e) Except as otherwise required in the Georgia Act, no Member shall have any liability to restore all or any portion of a deficit balance in such Member's Capital Account.

8.3 **Withdrawal or Reduction of Members' Contributions to Capital.**

(a) A Member shall not withdraw or receive out of the Company's property any part of his, her, or its Capital Contribution until (1) all liabilities of the Company, except liabilities to Members on account of their Capital Contribution, have been paid or there remains property of the Company sufficient to pay them, and (2) the consent of the Managing Manager is obtained, unless the return of the Capital Contribution may be rightfully demanded as provided in the Georgia Act.

(b) Upon meeting the requirements set forth in Section 8.03(a), a Member, irrespective of the nature of his, her, or its Capital Contribution, has only the right to demand and receive cash in return for his, her, or its balance in its Capital Account, payment to occur in accordance with Section 10.04 below.

8.4 **Allocations and Distributions.**

In no event shall the allocations of Net Profits and Net Losses or any distributions to Members be affected by, or dependent upon, the number or value of referrals made by the Members to the Company.

ARTICLE IX
ALLOCATIONS, INCOME TAX, ELECTIONS AND REPORTS

9.1 **Net Profits and Net Losses.**

(a) For each Fiscal Year (or, if applicable, other period) of the Company, after giving effect to the allocations required by Section 9.02 hereof, Net Profits for each such Fiscal Year (or other period), shall be allocated as follows:

(i) First, among the Members in proportion to and in the inverse order to which any Net Losses were allocated to them pursuant to Section 9.02(b) below until the cumulative Net Profits allocated pursuant to this Section 9.01(a)(i) equal the cumulative Net Losses allocated pursuant to said Section 9.01(b); and

(ii) Second, among the Members in proportion to their Percentage Interests.

(b) For each Fiscal Year (or, if applicable, other period) of the Company, after giving effect to the allocations required by Section 9.02 hereof, Net Losses for each such Fiscal Year (or other period), shall be allocated among the Members in proportion to their Percentage Interests.

9.2 **Regulatory and Other Special Allocations.**

Any allocation pursuant to Section 9.01(a) or Section 9.01(b) hereof will, however, be subject to the following special allocations made in the following order:

(a) Except as provided in Regulations Section 1.704-2 (f), notwithstanding any other provision of this Article IX, if there is a net decrease in Minimum Gain during any taxable period of the Company, each Member shall be specially allocated items of Company income and gain for such taxable period (and, if necessary, subsequent periods) in the manner and amounts provided for in the applicable provisions of Regulations Sections 1.704-2 (f), (g) and (j). This Section 9.02(a) is intended to comply with the partnership minimum gain chargeback requirement in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Except as otherwise provided in Regulations Section 1.704-2(i)(4), notwithstanding the other provisions of this Article IX (other than Section 9.02(a)), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to Member Nonrecourse Debt during any Company taxable period, any Member with a share of Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt shall be specially allocated items of Company income and gain for such taxable period (and, if necessary, subsequent periods) in the manner and amounts provided for in the applicable provisions of Regulations Sections 1.704-2(i) and (j). This Section 9.02(b) is intended to comply with the chargeback of items of income and gain requirement in Regulations Section 1.704-2 (i) (4) and shall be interpreted consistently therewith.

(c) In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), Section 1.704-1(b)(2)(ii)(d)(5) or Section 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specifically allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations under Section 704(b) of the Code, the Deficit Capital Account as quickly as possible; *provided, however*, that an allocation pursuant to this Section 9.02(c) shall be made only if and to the extent that such Member would have a Deficit Capital Account after all other allocations provided for in this Article IX have been tentatively made as if this Section 9.02(c) were not in this Operating Agreement.

(d) In the event any Member would have a Deficit Capital Account at the end of any Fiscal Year that is in excess of the sum of (i) the amount such Member is obligated to restore to the Company pursuant to Section 1.704-1(b)(2)(ii)(c) of the Regulations, (ii) the amount such Member is deemed to be obligated to restore pursuant to the next to the last sentence of Section 1.704-2(g)(1) of the Regulations, and (iii) the amount such Member is deemed to be obligated to restore pursuant to the next to the last sentence of Section 1.704-2(i)(5) of the Regulations, such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 9.02(d) shall be made if and only to the extent that such Member would have a Deficit Capital Account in excess of such sum after all other allocations provided in this Article IX have been tentatively made as if this Section 9.02(d) were not in the Operating Agreement.

(e) Nonrecourse Deductions for any Fiscal Year (or, if applicable, other period) shall be allocated to the Members in accordance with their respective Percentage Interests.

(f) Member Nonrecourse Deductions for any Fiscal Year (or, if applicable, other period) shall be allocated one hundred percent (100%) to the Member that bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i) of the Regulations. If more than one Member bears the economic risk of loss with respect to a Member Nonrecourse Debt, such Member

Nonrecourse Deductions attributable thereto shall be allocated between or among such Members in accordance with the ratios in which they share such economic risk of loss.

(g) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

(h) The allocations set forth in this Section 9.02 (collectively, the Regulatory Allocations) are intended to comply with certain requirements of Regulations Section 1.704-1 and Section 1.704-2. Notwithstanding any provisions of this Article IX (other than the Regulatory Allocations), the Managing Manager shall, with the advice and assistance of the Company′ s tax accountants, reasonably take the Regulatory Allocations into account in allocating other Net Profits, Net Losses and items of income, gain, loss, deduction and Code Section 705(a)(2)(B) expenditures among the Members so that, to the extent possible, the net amount of such allocations of other Net Profits, Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

9.3 **Allocation Rules**.

(a) In the event Members are admitted to the Company pursuant to this Operating Agreement on different dates, the Net Profits (or Net Losses) allocated to the Members for each Fiscal Year (or, if applicable, other period) during which Members are so admitted shall be allocated among the Members in proportion to their Percentage Interests during such Fiscal Year (or, if applicable, other period) in accordance with Section 706 of the Code, using any convention permitted by law and reasonably selected by the Managing Manager.

(b) For purposes of determining the Net Profits, Net Losses and/or any other items allocable to any Fiscal Year (or, if applicable, other period), Net Profits, Net Losses and/or any such other items shall be determined on a daily, monthly or other basis, as reasonably determined by the Managing Manager using any method that is permissible under Section 706 of the Code and the Regulations thereunder.

(c) Except as otherwise provided in this Operating Agreement, all items of Company income, gain, loss, deduction and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Net Profits and Net Losses for the Fiscal Year (or, if applicable, other period) in question.

(d) The Members are aware of the income tax consequences of the allocations made by this Article IX and hereby agree to be bound by the provisions of this Article IX in reporting their share of Company income and loss for income tax purposes.

(e) Solely for purposes of determining each Member′ s proportionate share of the excess non-recourse liabilities of the Company within the meaning of Regulations Section 1.752-3 (a) (3), the Members′ interests in Net Profits shall be in accordance with their respective Percentage Interests.

(f) The Managing Manager shall have reasonable discretion, with respect to each Fiscal Year (or, if applicable, other period), to request from the Commissioner of the Internal Revenue Service a waiver, pursuant to Section 1.704-2(f)(4) or Section 1.704-2(i)(4), respectively, of the Regulations, of the minimum gain chargeback requirement of Section 1.704-2(f) of the Regulations or the

minimum gain chargeback requirement of Section 1.704-2(i)(4) of the Regulations, respectively, if the application of such chargeback would cause a permanent distortion of the economic arrangement of the Members.

9.4 **Tax Allocations: Section 704(c) of the Code.**

(a) In accordance with Section 704(c) of the Code and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition in Section 1.17 hereof).

(b) In the event the Gross Asset Value of any Company asset is adjusted pursuant to Paragraph (ii) of the definition of Gross Asset Value contained in Section 1.17 hereof, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Section 704(c) of the Code and the Regulations thereunder.

(c) Any elections or other decisions relating to allocations under this Section 9.04, including the selection of any allocation method permitted under Regulation Section 1.704-3, shall be made by the Managing Manager in any manner that reasonably reflects the purpose and intention of this Operating Agreement. Allocations pursuant to this Section 9.04 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member′s Capital Account or share of Net Profits, Net Losses, other items or distributions pursuant to any provision of this Operating Agreement.

9.5 **Distributable Cash.**

Except as otherwise provided in and Article XII hereof (relating to the dissolution of the Company), any distribution of the Distributable Cash during any Fiscal Year shall be made to the Members in proportion to their Percentage Interests; provided, however, that except as otherwise provided in Section 9.06(c), the Class A Members shall be entitled to the return of their entire capital contribution (without interest) before any distribution of the Distributable Cash is made to the Class B Member.

9.6 **Distribution Rules**.

(a) The Managing Manager will use its best efforts to make quarterly distributions to the Members of the Company′s Distributable Cash.

(b) All amounts withheld pursuant to the Code or any provision of any federal, foreign, state or local tax law or treaty with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this Article IX for all purposes of this Operating Agreement. The Managing Manager is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, foreign, state or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, foreign, state or local law or treaty and shall allocate such amounts to those Members with respect to which such amounts were withheld.

(c) On or before April 1 of each year during the term of the Company, the Managing Manager shall use its best efforts and its discretion to distribute out of any Distributable Cash to each Member an equal amount approximately equal to the sum of (i) the product of (w) the Company's net ordinary income for tax purposes for the prior Fiscal Year allocable to such Member and (x) the highest combined federal and state ordinary income tax rates for a resident of Georgia

and (ii) the product of (y) the Company's net capital gain for the prior Fiscal Year allocable to such Member times (z) the highest combined federal and state capital gains tax for an individual resident of Georgia. Any distribution made pursuant to Section 9.06(b) during any calendar year shall reduce the distributions otherwise required by this Section 9.06(c). The Company distributions under this section shall be in equal amounts to each Member based upon his/her percentage Interest.

9.7 **Limitations on Distribution.**

Except as provided in this Operating Agreement, no Member shall be entitled to any distribution of cash or other property from the Company. Notwithstanding any provision to the contrary contained in this Operating Agreement, the Company shall not make a distribution to any Member on account of its Interests in the Company if such distribution would violate the Georgia Act, Georgia or Federal anti-kickback or fee-splitting laws, the Stark Amendments or other applicable law.

9.8 **Accounting Method.**

(a) The books and records of account of the Company shall be maintained on such method of accounting as is determined by the Managing Manager in accordance with the requirements, if any, of the Code.

(b) Items of Company loss, deduction and expenditures described in Section 705(a)(2)(B) which are attributable to any non-recourse debt of the Company and are characterized as partner (Member) non-recourse deductions under Section 1.704-2(i) of the Regulations shall be allocated to the Members′ Capital Accounts in accordance with said Section 1.704-2(i) of the Regulations.

9.9 **Loans to Company.**

Nothing in this Operating Agreement shall prevent any Member from making secured or unsecured loans to the Company by agreement with the Company.

9.10 **Records and Reports.**

(a) At the expense of the Company, the Managing Manager shall maintain records and accounts of all operations and expenditures of the Company. At a minimum the Company shall keep at its principal place of business the following records:

(i) A current list of the full name and last known business, residence, or mailing address of each Member and Managing Manager, both past and present;

(ii) A copy of the Articles of Organization of the Company and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(iii) Copies of the Company′s federal, state, and local income tax returns and reports, if any, for the three most recent years;

(iv) Copies of the Company′s currently effective written Operating Agreement, copies of any writings permitted or required with respect to a Member′s obligation to contribute cash, property or services, and copies of the financial statements of the Company for the three most recent years;

(v) Minutes of every annual, special, and court-ordered meeting; and

(vi) Any written consents obtained from Members for actions taken by Members without a meeting.

(b) Within ninety (90) days following the close of each Fiscal Year, the Company

will distribute to the Members (i) copies of an unaudited internally generated statement of profit and loss for such Fiscal Year, balance sheet as of the end of such Fiscal Year, and statement of cash flows for such Fiscal Year, which shall fairly present the financial condition and results of operations of the Company in accordance with generally accepted accounting principles applied on a consistent basis, provided that they shall lack footnotes and other presentation items, (ii) a reconciliation with respect to information furnished to the Members for income tax purposes, and (iii) copies of all tax returns referenced in Section 9.11, or pertinent information there from. The Company's accountants may, in the Managing Manager' discretion, review the Company's financial statements on an annual basis. In addition, the Managing Manager will, as it deems appropriate in its sole discretion, update the Members on the status of the Company and the results of its proposed activities.

9.11 **Returns and other Elections**.

The Managing Manager shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. For Georgia tax purposes, each Member and each Economic Interest Owner who is a non-resident of the State of Georgia shall execute and deliver to the Managing Manager a Form DR 0107 - Georgia Limited Liability Company Non-Resident Member Income Tax Agreement no later than 30 days after becoming a Member or an Economic Interest Owner. The Managing Manager shall file such Non-Resident Tax Agreements with the Georgia Department of Revenue, together with the Company's annual Georgia return, all as required by C.R.S. ' 39-22-601(4.5).

All elections permitted to be made by the Company under federal or state laws shall be made by the Managing Manager in its sole discretion.

9.12 **Tax Matters Partner.**

Unless otherwise required by the Code, the Managing Manager shall be the tax matters partner for the Company. If Adam Gerstin is no longer a Member, or cannot be the tax matters partner under the Code or Regulations, a tax matters partner shall be designated by the Managing Manager in accordance with the Code and Regulations.

ARTICLE X
RESTRICTIONS ON TRANSFERABILITY

10.1 **General.**

A Member or Economic Interest Owner may only sell, assign, give, hypothecate, pledge, transfer, or otherwise dispose of its Interests or Economic Interest, in whole or in part, voluntarily, involuntarily, by operation of law, or otherwise, to any Person, in accordance with this Operating Agreement.

10.2 **Representations, Warranties and Covenants of Members.**

(a) Each Member hereby represents and warrants to the Company that its acquisition of the Interests is made as principal for its own account, for investment purposes only, and not with a view to the resale or distribution of such Interests. Each Member agrees that it will not sell or transfer any or all of its Interests to any Person who or which does not similarly represent and warrant and agree as provided in this Section 10.02(a).

(b) Except for Class B Members, each Member represents and warrants to the Company that he or she (1) is a bona fide resident of the State of Georgia, (2) is duly

licensed to practice medicine and in good standing in the State of Georgia, (3) is engaged in the Full-Time Practice of medicine.

(c) Each Member covenants and agrees to (1) inform such Member's patients of the Member's interest in the Company in such manner as may be reasonably requested by the Company and in compliance with applicable federal and state laws, rules and regulations, and (2) provide to the Company such information as the Company may reasonably request to verify the Member's compliance with the requirements set forth in Section 10.02(b) and Section 10.02(c)(1).

10.3 **Lifetime Dispositions of Interests**.

The sale, assignment, gift, hypothecation, transfer or other disposition (collectively, Transfer) of Interests or Economic Interests by or in respect of a Member or Economic Interest Owner during its lifetime or existence, other than a Transfer of Interests to the Company, shall be subject to the following conditions and restrictions in addition to any others which are provided for in this Operating Agreement:

(a) The Members and Economic Interest Owners shall not make any Transfers which would cause, in the opinion of counsel to the Company, a termination (within the meaning of Section 708 of the Code) of the Company or cause the Company to be treated as a corporation, for federal income tax purposes, unless the Company and the transferee shall have received a ruling from the Internal Revenue Service that the proposed Transfer will not cause any such result.

(b) The Managing Manager may require, as a condition to consenting to a requested Transfer, that the Member or Economic Interest Owner seeking to effect such Transfer obtain, at such Member's or Economic Interest Owner's own expense, an opinion from counsel satisfactory to the Managing Manager concluding that such proposed Transfer would not (i) require registration of the Interests or Economic Interest under the Securities Act of 1933, as amended; (ii) be in violation of any applicable state securities or Blue Sky law or other applicable law; (iii) have either of the effects described in Section 10.03(a) above; or (iv) subject the Company or the Managing Manager to any additional regulatory requirements, such as the Employer Retirement Income Security Act of 1974, the Investment Company Act of 1940 and the Investment Advisers Act of 1940.

(c) Any Transfer must comply with the provisions of Section 10.03(d),.

(d) (i) If a Member or Economic Interest Owner (collectively, the Selling Member) desires to sell all or any portion of its Interests or Economic Interest (Offered Interests), the Selling Member shall obtain from the purchaser a bona fide written offer (Offer) to purchase such interest, stating the terms and conditions upon which the purchase is to be made and the consideration offered therefore which must be payable in money. The Selling Member shall give written notification to the Company of the Selling Member's intention to transfer the Offered Interests, furnishing to the Company a copy of the Offer.

(ii) The Company (or any third party assignee(s) of the Company selected by the Company in its sole discretion) shall have the right, but not an obligation, to exercise a right of first refusal to purchase all or a portion of the Offered Interests upon the same terms and conditions as stated in the Offer by giving written notification to the Selling Member of its intention to do so within forty (40) days after receiving written notice from the Selling Member (the Option Period). In the event that the Company (or its assignee(s)) fails to exercise its right of first refusal to purchase any of the Offered Interests within the Option Period, the right of first refusal set forth herein will terminate and the Selling Member may

thereafter consummate the sale of the Offered Interests, provided that: (1) such Interests may only be sold on the terms contained in the Offer to(A) Class A Members or persons meeting the qualification of a Physician Member hereunder, or (B) Class B Members, and (2) such sale must be consummated within forty-five (45) days following the expiration of the Option Period. If the Company (or one or more of its assignees) gives written notice to the Selling Member of its desire to exercise the right of first refusal to purchase all or a portion of the Offered Interests upon the same terms and conditions as are stated in the Offer, the Company (or one or more of its assignees exercising such right) shall have the right to designate the time, date and place of closing, provided that the date of closing shall be within forty-five (45) days after the expiration of the Option Period.

10.4 **<u>Redemption</u>**

The Company shall redeem the Interests of Class A members for an amount equal to the balance of their Capital Account, calculated as of the last day of the first full month of the Company's operations immediately prior to the date of repurchase, payable, at the discretion of the Managing Manager, over a period of not more than five (5) years, under the following circumstances:

(a) Death. In the event of the death of any Member, the personal representative of such Member shall so notify the Company, and the Company (or any third party assignee(s) of the Company selected by the Company in its sole discretion) shall redeem all of the deceased Member's Interests.

(b) Bankruptcy or legal incapacity

(c) Loss of Eligibility.

(i) If the Company determines that more likely than not (1) any federal or state laws or regulations prohibit the ownership in the Company by a Member or (2) such Member's ownership otherwise makes the Company's operations as then being conducted potentially in violation of applicable federal or state laws and regulations, and neither of the foregoing, in the Company's judgment, can otherwise be resolved;

(ii) failing to satisfy the Company's qualifications for a Physician Member including no longer being:

- duly licensed to practice urological medicine in Georgia, a citizen and resident of Georgia;
- engaged in the full-time practice of medicine;
- if the investor is a Physician Group, each investing member of the group must satisfy these qualifications.

(4) withdrawal of a Member any cause which, in the opinion of the Managing Manager, materially interferes with the Member's ability to productively contribute to the business of the Company

10.5 **Transfer Requires the Consent of the Managing Manager.**

Notwithstanding anything contained herein to the contrary (including, without limitation, Section 10.03), if the Managing Manager does not approve of the proposed sale or assignment of the Selling Member's Interests, or if the proposed purchaser does not execute a counterpart to this Operating Agreement, the proposed purchaser, transferee or assignee of the Selling Member's Interests shall have no right to participate in the management of the business and affairs of the Company or to become a Member and shall only be entitled to receive the share of profits or other compensation by way of income and the return of contributions to which the Selling Member would otherwise have been entitled. No transfer (including any transfer of the right to receive profits, losses, income, or the return of contributions or any transfer which has not been approved by the Managing Manager) shall be effective prior to the time that notice of such transfer (including the name and address of the proposed purchaser, transferee or assignee and the date of such transfer) is provided to the Company and to each of the non-transferring Members, and until compliance with the foregoing Section 10.03. In the event of a transfer, or attempted transfer, not in compliance with the foregoing Section 10.03, the parties engaging or attempting to engage in such transfer shall indemnify and hold harmless the Company and the other Members and Economic Interest Owners from all cost, liability, and damage that any of such indemnified Persons may incur (including, without limitation, incremental tax liabilities, lawyer's fees and expenses) as a result of such transfer or attempted transfer and efforts to enforce the indemnity granted hereby.

10.6 **Jointly Held Interests Not Subject to Partition.**

A Member's Interests owned by natural persons may be held jointly with other qualified natural persons, non-natural persons or Entities in any form of tenancy determined by the Member; provided, however, that such joint ownership shall for all purposes be considered as one and the same Member and may not be divided or subject to partition, except upon compliance with the foregoing sections of this Article just as if such division were a sale to an unrelated third-party. Without the intent to limit the foregoing clause, any division or partition of a Interest of a Member which is held jointly shall be subject to the provisions of Section 10.03.

ARTICLE XI
ADDITIONAL MEMBERS

From the date of the formation of the Company, any Person or Entity acceptable to the Managing Manager may become a Member in this Company by the sale of new Company Interests from authorized but un-issued Class A Interests, in accordance with Section 6.06. No new Members shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Managing Manager may, at its option, at the time an Additional Member is admitted, close the Company books (as though the Company's tax year had ended) or make *pro rata* allocations of loss, income and expense deductions to an Additional Member for that portion of the Company's tax year in which an Additional Member was admitted in accordance with the provisions of Section 706(d) of the Code and the Regulations promulgated thereunder. Upon the admission of an Additional Member and the allocation of a Interest to such Additional Member, existing Members' Interests shall be diluted proportionately such that the relative Percentage Interest of each existing Member to each other then existing Member will be unchanged. However, the existing Members may, by unanimous written consent, agree to a different method of dilution to allow for the allocation to the Additional Member of an Interest.

ARTICLE XII
DISSOLUTION AND TERMINATION

12.1 **Dissolution.**

(a) The Company may only be dissolved by super-majority consent or for such cause as may not be waived pursuant to the terms of the Georgia Act.

(b) As soon as possible following the occurrence of any of the events specified in this Section 12.01 effecting the dissolution of the Company, the appropriate representative of the Company shall execute a statement of intent to dissolve in such form as shall be prescribed by the Georgia Secretary of State and file the same with the Georgia Secretary of State′ s office.

12.2 **Effect of Filing of Dissolving Statement**.

Upon the filing with the Georgia Secretary of State of a statement of intent to dissolve, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until a certificate of dissolution has been issued by the Secretary of State or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

12.3 **Distribution of Assets Upon Dissolution.**

Upon the dissolution of the Company, the assets of the Company shall be distributed in the following manner:

In settling accounts after dissolution, the liabilities of the Company shall be paid in the following order:

(a) Those to creditors, including debts owed to Members, in the order of priority as provided by law, except those debts owed to Members of the Company for return of their Capital Contributions or Capital Account; and then

(b) To each Class A and B Member in accordance with its Capital Account until his cash capital contribution has been repaid; and then to each Member in accordance with his percentage interest in the Company.

12.4 **Articles of Dissolution**.

When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefore and all of the remaining property and assets have been distributed to the Members, articles of dissolution shall be executed and contain the information required by the Georgia law.

12.5 **Filing of Articles of Dissolution.**

(a) Originals of such articles of dissolution shall be delivered to the Georgia Secretary of State and all such other steps shall be taken to allow the Georgia Secretary of State to endorse the articles of dissolution as filed in accordance with the Georgia law.

(b) Upon the filing of articles of dissolution with the Georgia Secretary of State, or as otherwise provided by the Georgia Act, the existence of the Company shall cease, except for the purpose of suits, other proceedings and appropriate action as provided in the Georgia Act. The Managing Manager shall thereafter be the trustee for the Members

and creditors of the Company and as such shall have authority to distribute any Company property discovered after dissolution, to convey real estate, to execute bills of sale or certificates of title to personal property, and to take such other action as may be necessary or convenient on behalf of and in the name of the Company.

12.6 **Winding Up.**

Except as provided by law, upon dissolution, each Member shall look solely to the assets of the Company for the return of their Capital Contributions and Capital Account. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contributions of each Member or to liquidate the Capital Account of such Member, such Member shall have no recourse against any other Member or the Company. The winding up of affairs of the Company and the distribution of its assets shall be conducted exclusively by the Managing Manager, who is hereby authorized to take all actions necessary to accomplish such distribution, including without limitation, selling any Company assets the Managing Manager deems necessary or appropriate to sell. Upon the dissolution, should any Member demand, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting, if any, until the date of the dissolution.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

13.1 **Notices.**

Any notice, demand, or communication required or permitted to be given by any provision of this Operating Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the Person, or, if sent by reputable overnight courier, facsimile (with a copy delivered by overnight courier) or registered or certified mail, return receipt requested, postage and charges prepaid, addressed to the Person's address registered with the Company. Except as otherwise provided herein, any such notice shall be deemed to be given upon delivery, if delivered personally or by facsimile, three (3) days after mailing if mailed, or one (1) business day after delivery to the courier, if delivered by overnight courier service.

13.2 **Books of Account and Records.**

The Managing Manager shall maintain and preserve, during the term of the Company and for five (5) years thereafter, all accounts, books, and other relevant Company documents at the location of the Company's principal operations. Upon reasonable request, each Member shall have the right, during ordinary and reasonable business hours, to inspect and copy such Company documents at the Member's expense. Proper and complete records and books of account shall be kept or shall be caused to be kept by the Managing Manager in which shall be entered fully and accurately all transactions and other matters relating to the Company's business in such detail and completeness as is customary and usual for businesses of the type engaged in by the Company.

13.3 **Application of Georgia Law.**

This Operating Agreement, and the application and interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Georgia, without regard to its conflict of laws principles.

13.4 **Waiver of Action for Partition.**

Each Member irrevocably waives during the term of the Company any right that the Member may have to maintain any action for partition with respect to the property of the Company.

13.5 **Amendments.**

Any amendment to this Operating Agreement may be proposed to the Members by the Managing Manager or by Members holding a Majority Interest. A vote of an amendment to this Operating Agreement shall be taken within thirty (30) days thereof unless otherwise extended by applicable laws and/or regulations. A proposed amendment shall become effective at such time as it has been approved by super-majority consent.

13.6 **Execution of Additional Instruments.**

Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

13.7 **Construction.**

Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders and vice versa; and the word person or party shall include natural persons, as well as a corporation, firm, partnership, proprietorship, joint venture, limited liability company, or other form of association.

13.8 **Headings.**

The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision herein.

13.9 **Waivers.**

The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation or prevent the insistence in the future of strict performance of the same condition or covenant.

13.10 **Rights and Remedies Cumulative.**

The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

13.11 **Severability.**

If any provision of this Operating Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, it shall be interpreted in such a manner as to render it to the fullest extent possible enforceable.

13.12 **<u>Heirs, Successors and Assigns</u>.**

Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns; provided, however, that this provision is subject to the restrictions herein pertaining to the transfer or assignment of Interests.

13.13 **<u>Creditors</u>.**

None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company.

13.14 **<u>Counterparts</u>.**

This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

The undersigned hereby agree, acknowledge and certify that the foregoing Operating Agreement constitutes the Operating Agreement of LFG Nexus of Canton, Georgia limited liability company, adopted by the Members of the Company as of March 1th 2021.

LFG Nexus, LLC

By:

LFG Nexus, LLC
Managing Manager
Adam Gerstein, President/CEO

Date: March 1st 2021

Members:
Adam Gerstin

EXHIBIT A INITIAL CAPITAL CONTRIBUTION

Member	Address	Initial Capital Contribution
Adam Gerstin	Canton, Ga	$100.00

EXHIBIT B MEMBERS' PERCENTAGE INTERESTS

Name	**Number of Interests**	**Percentage Interest**
Adam Gerstin .	Class A	100%

[To be completed upon the closing of the Offering]